FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON FEBRUARY 16th, 2012

1.            DATE, TIME AND VENUE: February 16th, 2012, at 12 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city and state of São Paulo.

2.            MEETING BOARD: Chairman: Fernando Maida Dall Acqua; Board Secretary: Renata Catelan P. Rodrigues

3.            CALL NOTICE AND ATTENDANCE: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. Also present José Antônio de Almeida Filippo, Fernando Zancopé and Claudecir Miranda as representatives of the management of the Company, and the representatives of the External Auditing – Ernst & Young.

4.            AGENDA:  To approve the Financial Statements and the Management Report related to the fiscal year ended in 2011, together with the favorable report by Independent Auditor’s.

5.            RESOLUTIONS: The members, exercising its legal and statutory functions, examined the Management Report and the Financial Statements related to the fiscal year ended in 2011. Based on exam and in accordance with a favorable report by Independent Auditors Ernest & Young, the members opined in favor of the approval of the documents by the Annual General Meeting.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, February 16th, 2012. Signatures: Chairman: Fernando Maida Dall Acqua. Board Secretary: Renata Catelan P. Rodrigues. Attending Members: Fernando Maida Dall Acqua, Mario Probst, and Raimundo Lourenço Maria Christians. This is a summary of the original, drawn up on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 28, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.